Exhibit 4.16

RELATIONSHIP FRAMEWORK

SPECIFIED BY

THE MINISTER FOR FINANCE

IN RESPECT OF

THE RELATIONSHIP BETWEEN

THE MINISTER FOR FINANCE

AND

ALLIED IRISH BANKS, P.L.C.

DATED 29 MARCH 2012

PREAMBLE

The Bank has received significant support from the State in the context of the financial crisis because of its systemic importance to the Irish financial system. This support has taken various forms including capital injections, asset relief and various guarantees. As a result of the State support measures, the State holds circa 99.83% of the ordinary shares of the Bank.

The Bank, following its combination with EBS, is considered to be one of two universal pillar banks in the Irish financial system. It is envisaged that the State’s interest in the Bank will be divested as market conditions permit in a manner which protects and enhances value for the Exchequer, in so far as possible, in relation to the investment made by the State.

The legal basis for this Relationship Framework is set out in Appendix III.

The purpose of this Relationship Framework is to provide the basis on which the relationship between the Minister and the Bank shall be governed.

The Board has full responsibility and authority for all of the operations and business of the Bank in accordance with its legal and fiduciary duties and has responsibility and authority for ensuring compliance with the regulatory and legal obligations of the Bank. It is recognised that the Bank is a licensed bank that is regulated by the Central Bank and this Relationship Framework will operate at all times in compliance with Regulatory Requirements.

It is further recognised that the Bank has shares and other instruments listed or traded on various exchanges and that the Bank must comply at all times with the requirements of Listing Rules and other applicable rules relating to securities and instruments.

This Relationship Framework provides for safeguards as to the separate management of each of the State’s interests in Irish credit institutions (including in the Bank) in order to ensure that those interests, and the management of those interests, do not lead to a prevention, restriction or distortion of competition in contravention of merger control or competition law rules.

The Minister expects the Board and management team of the Bank to conduct the Bank’s commercial operations in a prudent and sustainable manner which seeks to create a commercially oriented credit institution which recognises the need to encourage and enforce implementation of lessons learned from the financial crisis.

The Minister expects the Board and management team of the Bank to ensure that the Bank adheres to the State Agreements.

RELATIONSHIP BETWEEN THE MINISTER AND THE BANK

1.	The meanings of defined terms used in this Relationship Framework are set out in Appendix I.

2.	The Minister recognises that the Bank remains a separate economic unit with independent powers of decision and that its Board and management team retain responsibility and authority for determining the Bank’s strategy and commercial policies (including business plans and budgets) and conducting its day-to-day operations. The Minister will ensure that the investment in the Bank is managed on a commercial basis and will not intervene in day-to-day management decisions of the Bank (including with respect to pricing and lending decisions).

3.	The Minister will engage with the Bank in accordance with best institutional shareholder practice in a manner proportionate to the shareholding interest of the State in the Bank.

4.	Subject to the provisions of paragraph 19 concerning confidential, commercially sensitive or personal information, the Minister expects the Bank to conduct its dealings with the State in a transparent, cooperative and proactive manner which fully recognises the significant level of support provided to the Bank since 2008.

5.	The Minister may delegate the exercise of his functions, and his engagements with the Bank, under this Relationship Framework to a nominee to be appointed by the Minister for those purposes. The Minister shall notify the Bank in writing of any such delegation and appointment.

6.	The views of the Minister and Department are expected to be appropriately considered by the Bank as part of any consultation process under this Relationship Framework. However, the Board and management team have full responsibility and authority for determining the Bank’s strategy and commercial policies.

COMPETITION AND COMMERCIAL INFORMATION

7.	The Minister will ensure that the State:

7.1	manages and maintains its interest in each credit institution separately from the management of its interests in other credit institutions;

7.2	does not exercise its rights in the Bank and any rights held by the State in any other credit institution, or otherwise manage the State’s interests in credit institutions, in a manner which would result in a prevention, restriction, distortion or significant lessening or impediment of effective competition or an abuse of dominance;

7.3	exercises its rights in the Bank and any rights held in other credit institutions to seek to ensure that there are no cross-directorships between such institutions; and

7.4	puts in place effective barriers to prevent sensitive commercial information passing via the State between the Bank and any other credit institution in which the State has an interest as a result of State intervention.

8.	For the avoidance of doubt, each credit institution in which the State has acquired an interest, including the Bank, unless legally merged with another credit institution, continues to operate as an independent competitor in the market and sections 4 and 5 of the Competition Act 2002 and Articles 101 and 102 of the Treaty on the Functioning of the European Union continue to apply to each credit institution on that basis.

MINISTERIAL CONSENT OR CONSULTATION

9.	Where the consent of, or where consultation with, the Minister is required by the Bank pursuant to any Consent/Consultation Document or otherwise, the Bank shall submit its Consent Request or Consultation Briefing as appropriate in accordance with the Consent/Consultation Procedure. Only consent issued by or on behalf of the Minister in writing (including by email) pursuant to a Consent Request shall satisfy the requirement of the Bank to obtain a relevant consent under a Consent/Consultation Document.

10.	If the Bank is unclear as to whether an action is subject to consent or consultation in accordance with the Consent/Consultation Procedure, the Bank may write to the Minister informally and outside of the Consent/Consultation Procedure to seek confirmation from the Minister in this regard. If the Minister does not respond within three Business Days, the Bank may assume that the action is not subject to consent or consultation in accordance with the Consent/Consultation Procedure. No guidance given by the Minister in relation to whether consent or consultation is required in respect of a matter shall constitute a precedent for, or restrict the Minister from taking a different view on, another matter.

MATERIAL MATTERS

11.	For the purposes of this Relationship Framework, a matter, issue, action, decision or event shall be deemed to be “Material” if, in the reasonable opinion of the Board or the Chief Executive Officer of the Bank:

11.1	it is an acquisition, investment or disposal other than in the ordinary course of business and the total purchase price, investment or proceeds is likely to exceed €100 million;

11.2	it is a realisation, reorganisation, restructuring or other transaction or event other than in the ordinary course of business and the adverse impact on Core Tier 1 Capital of the Bank is likely to exceed €100 million (with the exception of day-to-day decision-making with respect to provisioning and impairments); or

11.3	it is likely to create clear and significant reputational issues for the Bank, the Minister or the State and it is outside of the ordinary course of business.

ROLE OF THE BOARD

12.	The Board has responsibility and necessary authority for:

12.1	all of the operations and business of the Bank in accordance with its legal, fiduciary and prudential duties; and

12.2	ensuring strict compliance with the regulatory and legal obligations of the Bank, including any obligations arising under the CIFS Scheme, the ELG Scheme, the NAMA Act, CISA (including any orders or requirements thereunder), CIRA (including any orders or requirements thereunder), the Competition Act 2002 and Regulatory Requirements;

12.3	ensuring that: (i) there are, at all times, a sufficient number of directors to convene and hold quorate Board meetings; and (ii) the Board includes a number of independent directors consistent with best practice in corporate governance; and (c) no director becomes or remains a director of any other credit institution with a significant retail customer presence in Ireland, except where such entities are within the Bank’s group.

BUSINESS PLAN

13.	The preparation of the Bank’s Business Plan is a primary responsibility for the Board. The Business Plan, encompassing strategy (including the Bank’s sectoral lending plan) and appropriate financial targets, will be prepared and updated at least annually having regard to the Restructuring Plan. A copy of the draft Business Plan will be sent to the Minister for consultation in accordance with the Consent/Consultation Procedure before the Business Plan is finalised and adopted by the Board. The views of the Minister should be considered by the Board, however final responsibility for the content of the Business Plan rests with the Board.

RESTRUCTURING PLAN

14.	Subject at all times to regulatory approvals and Regulatory Requirements, the Bank shall, insofar as it is within its power and control:

14.1	implement the Restructuring Plan (once approved by the European Commission under EU State aid rules);

14.2	ensure full compliance with any Commitments; and

14.3	co-operate fully, and consult where required, with the Minister, the European Commission and any Monitoring Trustee in connection with the Restructuring Plan, the Approval Decision and any Commitments.

15.	The Bank shall inform the Minister promptly of any failure, or anticipated failure to meet the Commitments.

BOARD AND SENIOR EXECUTIVE APPOINTMENTS

16.	The Board will obtain the prior written consent of the Minister in accordance with the Consent/Consultation Procedure before appointing, re-appointing or removing the Chairman or Chief Executive Officer.

17.	The Minister will continue to work with the Board to strengthen its membership through the appointment of suitably qualified, independent non-executives. The Board will consult with the Minister in accordance with the Consent/Consultation Procedure in respect of any Board appointments which it proposes.

18.	The Chief Executive will notify the Minister in writing of any Senior Executive appointments prior to appointment.

COMMUNICATIONS AND CO-OPERATION

19.	Any confidential, commercially sensitive or personal information provided to the Minister under this Relationship Framework shall be clearly marked as such and will be treated accordingly by the Minister in accordance with the applicable law.

20.	The Minister requests that all documents circulated for Board meetings shall be provided to the Minister at the same time as they are provided to the Board. The Minister expects that the Bank will also provide the Minister with information and documentation which has been reasonably requested by the Minister from time to time.

21.	The Bank will inform the Minister in writing of any proposed appointment or engagement by the Bank of any third party financial adviser, legal adviser or other adviser in relation to a Material matter where the total aggregate fees, including for the avoidance of doubt discretionary payments, to be paid to the adviser is reasonably expected to be in excess of €5 million.

22.	The Minister expects that Board or the Chief Executive Officer to bring promptly to the attention of the Minister in writing any Material matter of which the Board or the Chief Executive Officer becomes aware. The Minister shall not be deemed to be on notice of a matter as a result of being in receipt of other documentation, including Board papers, which relate to that matter.

23.	The Minister highlights the importance of clear and consistent external communications and the Minister expects that all communications by the Bank and the Minister will be made in this spirit. The Minister expects the Bank to notify the Minister in writing of any public statement relating to a Material matter at the earliest possible opportunity prior to making the public statement, except where the Bank is required to make the public statement in advance of such notification in order to meet the Bank’s legal or regulatory requirements.

24.	Senior management from the Bank will meet with Department officials on a monthly basis to discuss the achievement of the Business Plan, highlighting any material developments or trends.

25.	The Minister (or his nominee) will meet with directors of the Bank at their reasonable request to discuss any important matters relating to the Bank. Similarly, the Board will meet with the Minister (or his nominee) at his reasonable request. The Board may also request to meet the Minister personally in relation to matters of appropriate importance or sensitivity.

26.	Given the importance of maintaining adequate credit flows, the Bank will consult with the Minister in relation to material changes to its sectoral lending plan. The Minister’s views will be considered by the Bank in the context of the Board’s assessment of the credit risks involved and its determination of credit risk appetite appropriate for the Bank. The Minister will have no function in individual lending decisions or the pricing of loans, both of which remain the responsibility of the Board and management of the Bank.

MATERIAL LITIGATION

27.	The Bank shall keep the Minister informed promptly in writing of developments in relation to any Material Litigation. Prior to the conclusion of any Material Litigation and/or before agreeing to the terms of any settlement in relation to Material Litigation, the Bank shall consult with the Minister in accordance with the Consent/Consultation Procedure in relation to the Material Litigation.

REMUNERATION, INCENTIVISATION, PENSION, REDUNDANCY AND SEVERANCE

ARRANGEMENTS

28.	The Minister’s objective is to support remuneration levels which, having regard to the capital and financial position of the Bank, are balanced and sufficient at all levels across the organisation in the current market to attract, motivate and retain the type of experience and talent which is required to achieve the Business Plan.

29.	The Minister will require that any incentive arrangements for Directors and Senior Executives are closely related to their performance, measured by the achievement of relevant targets, such targets having regard to the achievement of the Business Plan.

30.	The Bank shall comply with all covenants relating to remuneration, incentivisation, pension, redundancy and severance arrangements under the State Agreements. Where consent is required under the State Agreements in relation to remuneration, incentivisation, pension, redundancy or severance arrangements, the Bank shall submit its request for consent in accordance with the Consent/Consultation Procedure. In addition, for the avoidance of doubt, the Bank will continue to adhere to the CIROC guidelines and any other applicable obligations arising under the CIFS Scheme and the ELG Scheme in relation to remuneration, incentivisation, pension, redundancy and severance arrangements.

OVERSEAS OPERATIONS

31.	The Minister recognises that different operating environments apply in different jurisdictions and that the overseas businesses of the Bank must be managed in accordance with local market conditions which may not be the same as in Ireland. The Minister will give due consideration to, and take due account of, this factor.

NON CORE UNIT OPERATIONS

32.	The Minister expects the Bank to continue to engage with the Department in respect of the Bank’s deleveraging programme in accordance with the Department’s policy for bank deleveraging.

COMPLIANCE WITH REQUIREMENTS, COMMITMENTS AND UNDERTAKINGS

33.	The Bank shall comply fully with all requirements, commitments and undertakings (including all commercial restrictions and obligations) under the State Agreements. In the event of a conflict between this Relationship Framework and any of the State Agreements, the latter shall prevail.

MATTERS FOR CONSULTATION

34.	In addition to any consultation matters referred to previously in this document, the Minister expects the Board to consult in writing with the Minister in accordance with the Consent/Consultation Procedure in respect of any of the Matters for Consultation in advance of concluding on any such matter.

APPENDIX I

INTERPRETATION

In this Relationship Framework:

“2009 Act” means the Investment of the National Pensions Reserve Fund and Miscellaneous Provisions Act 2009.

“2009 Subscription” means the subscription by the NPRF Commission pursuant to a direction from the Minister under section 19(A) of the NPRF Act of EUR3.5 billion for 3,500,000,000 units of 2009 Perpetual Non-Cumulative Redeemable Preference Shares of EUR0.01 each in the Bank.

“2009 Subscription Agreement” means the subscription agreement entered into on 13 May 2009 by the Minister, the NPRF Commission and the Bank in relation to the 2009 Subscription.

“2010 Placing Agreement” means the placing agreement entered into on 23 December 2010 by the Minister, the NPRF Commission, the NTMA and the Bank in relation to the 2010 Subscription.

“2010 Subscription” means the issue by the Bank of 675,107,845 ordinary shares of EUR0.32 each and 10,489,899,564 CNV Shares to the NPRF Commission on 23 December 2010 in consideration for the payment of EUR3,818,438,297.54 before accounting for fees in cash from the NPRF pursuant to a direction order made by the High Court on 23 December 2010 pursuant to section 9 of CISA.

“2011 Placing Agreement” means the placing agreement entered into on 1 July 2011 by the Minister, the NPRF Commission, the NTMA and the Bank in relation to a subscription by the NPRF Commission for 500 billion ordinary shares in the Bank for an aggregate subscription price of EUR5 billion.

“Acquisition Agreement” means an acquisition agreement dated 26 May, 2011 between the Minister, the NTMA, EBS and the Bank in relation to the acquisition of EBS by the Bank on 1 July 2011, which took place by means of an acquisition conversion scheme under section 101C of the Building Societies Act, 1989.

“Approval Decision” means any European Commission decision approving the Restructuring Plan under EU State aid rules.

“Bank” means Allied Irish Banks, p.l.c., including all direct and indirect subsidiaries of Allied Irish Banks, p.l.c., and EBS and its direct and indirect subsidiaries where relevant.

“Board” means the board of directors of the Bank.

“Business Day” means any day other than a Saturday, a Sunday or a public holiday in Ireland.

“Business Plan” means the business plan of the Bank encompassing the Bank’s strategy (including the Bank’s sectoral lending plan) and appropriate financial targets which will be prepared and updated at least annually having regard to the Restructuring Plan.

“Central Bank” means the Central Bank of Ireland.

“CIFS Scheme” means the Credit Institutions (Financial Support) Scheme 2008.

“CIRA” means the Central Bank and Credit Institutions (Resolution) Act 2011.

“CIROC” means the Covered Institutions Remuneration Oversight Committee.

“CISA” means the Credit Institutions (Stabilisation) Act 2010.

“CNV Shares” means convertible non-voting shares in the Bank of EUR0.32 each.

“Commitments” means any commitments under the Approval Decision.

“Consent/Consultation Documents” means this Relationship Framework, the Articles of the Bank, any of the State Agreements, the CIFS Scheme, the ELG Scheme, the NAMA Act, CISA and CIRA, and “Consent/Consultation Document” shall be any one of them.

“Consent/Consultation Procedure” means the procedure set out in Appendix IV.

“Consent Request” means a request for consent submitted in accordance with the Consent/Consultation Procedure pursuant to paragraph 9 of this Relationship Framework.

“Consultation Briefing” means a consultation briefing submitted in accordance with the Consent/Consultation Procedure pursuant to paragraph 9 of this Relationship Framework.

“Department” means the Department of Finance of Ireland.

“Directed Investment” means an investment, underwriting or other support in relation to a listed credit institution made by the NPRF Commission pursuant to a direction from the Minister under section 19(A) of the NPRF Act.

“EBS” means EBS Limited (formerly EBS Building Society).

“ELG Scheme” means the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009.

“Emergency Action” has the meaning given in paragraph 5 of Appendix IV.

“EU” means the European Union.

“Key Person” means a director, a former director, a Senior Executive or a former Senior Executive.

“Listing Rules” means listing, securities and other rules applicable to the Bank in relation to the listing or trading of the Bank’s shares or other instruments on various exchanges.

“Material” has the meaning given in paragraph 11 of this Relationship Framework.

“Material Litigation” means any litigation, whether commenced or contemplated, involving the Bank and relating to a Material matter.

“Matters for Consultation” means certain matters set out in Appendix II.

“Minister” means the Minister for Finance of Ireland and any nominee of the Minister.

“Monitoring Trustee” means any monitoring trustee appointed under the Approval Decision.

“NAMA Act” means the National Asset Management Agency Act 2009.

“NPRF” means the National Pensions Reserve Fund.

“NPRF Act” means the National Pensions Reserve Fund Act 2000.

“NPRF Commission” means the National Pensions Reserve Fund Commission.

“NTMA” means the National Treasury Management Agency.

“Personnel Matters” means matters relating to: (i) the appointment, re-appointment, or removal of the Chairman or Chief Executive Officer or proposed appointments to the Board; or (ii) remuneration arrangements, incentivisation arrangements, pension arrangements, redundancy arrangements or severance arrangements at the Bank.

“Regulatory Requirements” means applicable regulatory requirements and guidance as specified by the Central Bank or other relevant regulatory authorities as appropriate.

“Relationship Framework” means this relationship framework specified by the Minister.

“Relevant Information” means all information that in the reasonable opinion of the Minister is necessary and sufficient to permit the Minister to form an opinion on the Consent Request or a Consultation Briefing as appropriate.

“Restructuring Plan” means any joint restructuring plan for Allied Irish Banks, p.l.c. and EBS approved by the European Commission under the Approval Decision and by the Minister and any amended version of same that is approved by the European Commission and the Minister.

“Senior Executive” means: (i) any person in a management role who reports directly to the Chief Executive Officer; or (ii) any member of the Group Executive Committee.

“State” means Ireland.

“State Agreements” means the agreements and arrangements entered into between the Bank and the Minister and/or any other State agency or entity, including without limitation the 2009 Subscription Agreement, the 2010 Placing Agreement, the 2011 Placing Agreement and the Minister’s letter to the Board dated 25 July 2011 (and any amendments of those agreements or arrangements made in accordance with their terms).

In this Relationship Framework, any reference to a statute, statutory instrument or statutory provision shall be construed to include any statute, statutory instrument or statutory provision which modifies, consolidates, re-enacts or supersedes it.

APPENDIX II

MATTERS FOR CONSULTATION

1.	Any Material acquisitions, disposals, investments, realisations, reorganisations, restructurings or other transactions.

2.	The declaration or payment of dividends or distributions in respect of any classes of shares or securities.

3.	The redemption or repurchase of any classes of shares or securities save in respect of securities where such redemption or repurchase is undertaken at a redemption date or repurchase date in accordance with the terms of such securities.

4.	The initiation by the Bank (as defined) of any liquidation, receivership, examinership or analogous statutory process in respect of the Bank or any part of the Bank.

5.	The entry into or variation of any transaction or arrangement between the Bank and a Key Person or any connected person of a Key Person on terms other than normal commercial arm’s-length terms. The Minister and the Bank shall agree a list of specified individuals for the purposes of this paragraph, and the Bank will keep the list updated on an ongoing basis.

6.	All important actions in respect of the commencement, defence, conduct or settlement of legal proceedings to which a Key Person or any connected persons of a Key Person is a party. The Minister and the Bank shall agree a list of specified individuals for the purposes of this paragraph, and the Bank will keep the list updated on an ongoing basis.

APPENDIX III

LEGAL BASIS OF THIS RELATIONSHIP FRAMEWORK

1.	Pursuant to section 5 of the NPRF Act, the NPRF Commission was established to perform the functions assigned to it under section 6 of the NPRF Act, including to control, manage and invest the assets of the NPRF. Section 18(7) of the NPRF Act provides that the ownership of the NPRF vests in the Minister.

2.	The 2009 Act made the necessary legislative changes to the NPRF Act to empower the Minister to direct the NPRF Commission to make Directed Investments. Under the 2009 Act the Minister may give directions to the NPRF Commission with regard to the management and disposal of any Directed Investment.

3.	On 1 July 2011, the Bank acquired EBS pursuant to the Acquisition Agreement.

4.	On 13 May 2009, the NPRF Commission made the 2009 Subscription pursuant to the 2009 Subscription Agreement.

5.	On 23 December 2010, the Minister, the NPRF Commission, the NTMA and the Bank entered into the 2010 Placing Agreement and the 2010 Subscription was effected.

6.	Under Clause 13.1 of the 2010 Placing Agreement, the Bank has undertaken to the Minister that the Bank will comply with the covenants set out in Schedule 3 of the 2010 Placing Agreement. Under Paragraph 8.1 of Schedule 3 of the 2010 Placing Agreement, in the context of EU competition law matters, the Minister is to specify a relationship framework regulating the relationship between the Minister and the Bank and, subject to compliance by the Bank with applicable law and regulation, the Bank has agreed to be bound by and to comply in all respects with the terms of any such relationship framework.

7.	On 1 July 2011, the Minister, the NPRF Commission, the NTMA and the Bank entered into the Placing Agreement.

8.	Under Clause 13.1 of the 2011 Placing Agreement, the Bank has undertaken to the Minister that the Bank will comply with the covenants set out in Schedule 3 of the 2011 Placing Agreement. Under Paragraph 4.1 of Schedule 3 of the 2011 Placing Agreement, in the context of EU competition law matters, the Minister is to specify a relationship framework regulating the relationship between the Minister and the Bank and, subject to compliance by the Bank with applicable law and regulation, the Bank has agreed to be bound by and to comply in all respects with the terms of any such relationship framework.

9.	In accordance with Paragraph 8.1 of Schedule 3 of the 2010 Placing Agreement and Paragraph 4.1 of Schedule 3 of the 2011 Placing Agreement, in the context of EU competition law matters, the Minister specifies this Relationship Framework to govern the relationship between the Minister and the Bank.

10.	In accordance with Paragraph 8.2 of Schedule 3 of the 2010 Placing Agreement and Paragraph 4.2 of Schedule 3 of the 2011 Placing Agreement, the Minister may from time to time specify any amendments to, or revoke or replace, this Relationship Framework, on the instruction or with the agreement, following consultation, of the European Commission, and with notice to the Bank in writing.

11.	This Relationship Framework is to be interpreted in accordance with Irish and European Union law. It is without prejudice to the statutory and other rights and obligations of the Minister and the Bank, including their contractual rights under any of the State Agreements. This Relationship Framework will be operated at all times in compliance with Regulatory Requirements. On an ongoing basis, the Bank will continue to comply with instructions issued by the Central Bank pursuant to Regulatory Requirements. The Bank shall not be regarded as in breach of this Relationship Framework in respect of actions taken by the Bank to comply with Regulatory Requirements.

APPENDIX IV

CONSENT/CONSULTATION PROCEDURE

1.	The Bank shall address a Consent Request or a Consultation Briefing in writing to the Minister clearly marked as a “Consent Request” or a “Consultation Briefing” as appropriate with a copy to the Shareholding Management Unit within the Department or as otherwise directed in writing by the Minister from time to time.

2.	Consent Requests and Consultation Briefings shall be made by the Bank as soon as reasonably practicable by the Bank and an Emergency Action may not be taken if this obligation has not been complied with by the Bank in respect of the relevant Consent Request/Consultation Briefing. In its Consent Request or Consultation Briefing, or in any submission of further Relevant Information requested by the Minister, the Bank shall clearly state, in its opinion, the date by which the Minister is required to respond under the time-frame provisions set out in paragraph 4 of this Appendix.

3.	The Bank shall furnish the Minister with all Relevant Information in the Bank’s power or possession at the same time as it submits a Consent Request or Consultation Briefing. The Relevant Information to be furnished by the Bank shall not exceed the information that is available and used by the Board and/or senior management of the Bank to consider the matter that is the subject of the Consent Request/Consultation Briefing, including without limitation the minutes of any relevant discussion at Board level in relation to the matter. Any insufficiency in the information submitted by the Bank shall be notified to the Bank in writing by the Minister (or the Shareholding Management Unit) within five Business Days of receipt of the Consent Request, the Consultation Briefing or the submission of information as appropriate to the extent that this is reasonably practicable. Exceptionally, the Minister may require Relevant Information from a third party, such as the Central Bank, other State bodies or advisers. The Minister will notify the Bank in writing when he requires Relevant Information from a third party and indicate the expected time-frame for receipt of the Relevant Information from the third party.

4.	The Minister shall respond in writing to a Consent Request or a Consultation Briefing as soon as reasonably practicable but in any event no later than:

4.1	twenty Business Days following receipt of the Consent Request or the Consultation Briefing and all Relevant Information for Consent Requests/Consultation Briefings relating to the Business Plan or Personnel Matters; or

4.2	ten Business Days following receipt of the Consent Request or the Consultation Briefing and all Relevant Information in all other cases.

If the Minister does not respond to a Consent Request within the applicable time-frame under this paragraph, consent will be deemed to have issued on the expiry of the applicable time-frame. If the Minister responds to a Consultation Briefing within the applicable time-frame under this paragraph, the Bank shall give due consideration to the Minister’s response prior to taking any further action in relation to the matter. For the avoidance of doubt, in the case of a Consultation Briefing, the Bank is not obliged to act in accordance with the Minister’s views. If the Minister does not respond to a Consultation Briefing within the applicable time-frame under this paragraph, the Bank may proceed on the basis that the Minister has no formal views on the matter.

5.	Where exceptional emergency circumstances apply in which urgent action is required by the Bank in relation to the subject of a Consent Request/Consultation Briefing in order to meet the Bank’s legal, regulatory or prudential requirements (“Emergency Action”), the Board shall inform the Minister immediately of the circumstances and provide the Minister with an opportunity to respond. If the Minister does not respond in a timely manner in the circumstances, the Bank may proceed with the Emergency Action provided the Board has:

5.1	approved the Emergency Action;

5.2	confirmed in writing to the Minister that in its opinion the Emergency Action is required by the Bank to meet the Bank’s legal, regulatory or prudential requirements; and

5.3	minuted the basis on which the Board satisfied itself that the relevant action was classified as an Emergency Action.

6.	Any consent issued by or on behalf of the Minister pursuant to a Consent Request shall satisfy the requirement of the Bank to obtain a relevant consent under each Consent/Consultation Document.

7.	Where consent or consultation is required by the Minister under a Consent/Consultation Document, it shall not be deemed to have been given merely by virtue of attendance by the Minister (or his nominee or representative, including any observer) at Board, committee or other meetings.